Exhibit 99.1

Company Contact: Mr. Pat Di Lillo Vice President, Chief Financial and Administrative Officer (514) 397-2592

BIRKS GROUP REPORTS A 3% INCREASE IN FIRST QUARTER COMPARABLE STORE SALES

Montreal, Quebec – July 30, 2015 – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI), which operates 48 luxury jewelry stores in Canada, Florida and Georgia, announced today that comparable store sales during the first quarter ended June 27, 2015 (“fiscal 2016”) increased by 3% compared to the first quarter of fiscal quarter ended June 28, 2014 (“fiscal 2015”) reflecting a 6% increase in comparable store sales in Canada and a 1% increase in comparable store sales in the U.S. The sales growth in both Canada and the U.S. was related to sustained increase in average sales transactions for timepiece and fine jewelry sales in Canada.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group commented, “We delivered a solid first quarter of comparable store sales growth, notwithstanding the unfavorable foreign exchange impact on net sales due to the weakening of the Canadian dollar and the stronger US dollar. We remain confident that the continuing execution of our key strategies will enable us to continue the strong sales performance through the remainder of the fiscal year.”

Total consolidated net sales for the first quarter of fiscal 2016 decreased by 3.8%, or $2.8 million, to $71.4 million, as compared to $74.3 million during the first quarter of fiscal 2015. The decrease is mainly the result of the further weakening of the Canadian dollar. Were it not for the $4.5 million adjustment attributable to translating the Company’s Canadian sales into U.S. dollars, the consolidated net sales would have been higher.

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of July 30, 2015, we operated 28 stores under the Birks brand in most major metropolitan markets of Canada, 17 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expectation that the continuing execution of the Company’s key strategies will enable it to continue its strong sales performance through the remainder of the fiscal year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially is set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 26, 2015 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.